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                              November 16, 2023

       Edward Kovalik
       Chief Executive Officer
       Prairie Operating Co.
       602 Sawyer Street, Suite 710
       Houston, TX 77007

                                                        Re: Prairie Operating
Co.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed November 6,
2023
                                                            File No. 333-272743

       Dear Edward Kovalik:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1, 2023 letter.

       Amendment No. 5 to Form S-1 filed November 6, 2023

       Risk Factors, page 8

   1. Please add a separate risk factor addressing the risk that the assumptions in your
                                                        "shutdown bitcoin
price" and breakeven analysis disclosure on pages 52 - 54 may turn out to be inaccurate and
the potential risks to investors arising therefrom. Also please include a cross-reference to
this risk factor in your Factors Affecting Profitability discussion.
       Business
       Factors Affecting Profitability, page 52

   2. We note your responses to comments 2 and 3. Please expand your disclosure in this section to disclose the
information you have provided in these responses.
   3. We note your response to comment 5. Please revise to provide a breakeven analysis
 Edward Kovalik
Prairie Operating Co.
November 16, 2023
Page 2
      illustrating to investors the impact of hardware purchasing costs on your mining operations, among other costs. We note from page 53 that your mining machines only have a useful life of 2 - 5 years and that you recognized $132,851 of depreciation with respect to your miners for the quarter ended June 30, 2023. Given this substantial expense and the fact that you will have to replace your miners every few years, it appears that the cost of purchasing mining equipment is a substantial expense that will impact the success of your mining operations.
       Please contact David Lin at 202-551-3552 or John Dana Brown at 202-551-3859 with any other questions.



                                                           Sincerely,
FirstName LastNameEdward Kovalik
                                                           Division of
Corporation Finance
Comapany NamePrairie Operating Co.
                                                           Office of Crypto
Assets
November 16, 2023 Page 2
cc:       Joanna D. Enns
FirstName LastName